UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ________)*

Puget Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74535X106

(CUSIP Number)

THOMAS M JASPERS

QEST ACQUISITION CORPORATION

8310 South Valley Highway, Suite 300

Englewood, CO 80112

303-524-1110

(Name, Address and Telephone Number of PersonAuthorized to Receive Notices and Communications)

November 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74535X106

13D                                                        Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)QEST ACQUISITION CORPORATION -46-4565195 .
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(see instructions)(a) ¨(b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Corporate funds
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION COLORADO USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 27,500,000
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 27,500,000
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.52%
14.	TYPE OF REPORTING PERSON (see instructions) Corporation

ITEM 1. SECURITY AND ISSUER.

The title of the class of securities to which this filing relates is common stock, par value $.001 per share (the "Common Stock"), of Puget Technologies Inc., a Nevada corporation (the "Company"). The Company's principal executive office is now located at 8310 South Valley Highway, Suite 300, Englewood, CO 80112.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by QEST ACQUISITION CORPORATION (the "Reporting Person") whose business address is 8310 South Valley Highway, Suite 300, Englewood, CO 80112.

During the last five years, neither the Reporting Person nor its sole principal has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

By way of background, one shareholder (“Seller”) of the Company and the Reporting Person entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which Seller would sell to the Reporting Person, and the Reporting Person would purchase from the Seller, an aggregate of 27,500,000 shares of the Company common stock (the “Shares”). Such aggregate Shares represent 64.52% of the issued and outstanding shares of the Company’s common stock. The purchase occurred on November 10, 2014 (the “Closing Date”)].

On November 10, 2014, Gary Valentine, President of the Company, submitted his resignation from all positions held with the Company, including resigning from Board service.  There was no disagreement between the Company and Mr. Valentine at the time of Mr. Valentine's resignation from the Board of Directors. Larson Elmore was appointed as the Company’s Chief Executive Officer and Secretary, as well as a Director, and Thomas M Jaspers was appointed as the Company’s Chief Financial Officer, as well as a Director to serve in such capacities until their successors are duly elected and qualified.  Mr. Valentine’s resignation as a Director will be effective 10 days after the mailing of the Schedule 14-F Information Statement to our shareholders.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

$200,000 from Reporting Person’s corporate funds.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was to gain control of the Company as described above.  The Reporting Person does not have any plans to acquire additional shares of Common Stock at the present time, but may acquire additional shares in the future.   Moreover, the Company may in the future issue to the sole principal of the Reporting Person options and/or warrants in consideration of services provided or to be provided the Company from time to time, in one or more transactions. While unlikely in the foreseeable future, the Reporting Person may determine, from time to time to sell or otherwise dispose of some or all of the then remaining shares of Common Stock owned by the Reporting Person. In making any such determination, the Reporting Person will consider its goals and objectives, other business opportunities available to it, as well as general stock market conditions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). Prior to the transactions described in Item 4 herein, the Reporting Person beneficially owned no shares of the Company's Common Stock. The Reporting Person is deemed a beneficial owner of all or any shares issuable upon conversion of the Note, under the definition of "beneficial ownership" as set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, as it shall have the sole voting and dispositive power with regard to such shares of Common Stock.

         (c) The Reporting Person has engaged in no transaction during the past 60 days in any shares of the Company's Common Stock or securities of its subsidiaries.

         (d) None.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TOSECURITIES OF THE ISSUER.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Company, including but not limited to: transfer or voting of any of the securities of the Company or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QEST ACQUISITION CORPORATION

/s/ THOMAS M JASPERS THOMAS M JASPERS

Chief Financial Officer Title

November 20, 2014 Insert Date